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SEC FILE NUMBER
8-49571

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Santander Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Morrisey Boulevard Mail Code: MA1-MB2-03-17
(No. and Street)

Dorchester	MA	02125
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jonathan Snyder	617-379-4162	jonathan.snyder@santanderinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

101 seaport Blvd	Boston	MA	02210
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Santander
Securities

OATH OR AFFIRMATION

I, Jonathan Snyder affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Santander Securities LLC as of and for the year ended December 31, 2021, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

______________________ **February 23, 2022**
Signature **Date**

SVP & CFO, SSLLC
Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Bernardino

Subscribed and sworn to (or affirmed) before me on this 23 day of February, 2022 by Jonathan Snyder proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal) Signature ______________________

VANESSA ASMAN
Notary Public - California
San Bernardino County
Commission # 2304087
My Comm. Expires Sep 6, 2023

2 Morrissey Boulevard, Dorchester, MA 02125

Report of Independent Registered Public Accounting Firm

To the Administration Committee and Member of
Santander Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Santander Securities LLC (the "Company") as of December 31, 2021, and the related statements of operations, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented

in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 23, 2022

We have served as the Company's auditor since 2016.

Santander Securities LLC
(A wholly owned subsidiary of Santander Holdings USA, Inc.)
Statement of Financial Condition
December 31, 2021

Assets	
Cash and cash equivalents (including $334,485 of deposits with affiliates) (Note 4)	$ 1,844,297
Deposit with clearing broker	350,000
Receivables from broker and dealers (Note 7)	62,554,627
Other receivables	481,888
Furniture and equipment - Net of accumulated depreciation of $58,455 (Note 6)	7,577
Prepaid expenses	2,495,824
Total assets	$ 67,734,213
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses (including $6,497,206 to affiliates)	$ 10,740,900
Accrued contingencies (Note 13)	8,025,314
Total liabilities	18,766,214
Member's equity	48,967,999
	$ 67,734,213

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Santander Securities LLC (the Company, or SSLLC), a Puerto Rico entity, provides securities brokerage services and is a member of the Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation. SSLLC is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. SSLLC is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company is also exempt because other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

The Company uses Pershing LLC as the clearing broker for all its brokerage transactions. Pershing LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations, as well as those of the Securities and Exchange Commission (SEC). During 2021, SSLLC entered into a clearing agreement with National Financial Services LLC (NFS) to provide clearing services. The Company will fully transition from Pershing to NFS in 2022.

During 2012, SSLLC entered into a networking agreement for joint marketing and services with Santander Bank, N.A., formerly Sovereign Bank, N.A. (Santander Bank) and Santander Insurance Agency, U.S. LLC., both subsidiaries of Santander Holdings USA, Inc. (SHUSA, or “the parent company”), the parent of SSLLC and subsidiary of Banco Santander, S.A. (“Santander Spain” or “the ultimate parent”). Through such agreement, SSLLC will provide broker-dealer services to Santander Bank’s customers and others in eight states of the United States of America.

2. Significant Accounting Policies and Other Matters

The accounting and reporting policies of SSLLC conform with accounting principles generally accepted in the United States of America (US GAAP) and with general practices within the financial services industry. Since January 1, 2021, the Company has not adopted any new accounting standards that had a material impact on the Company’s financial position or results of operations.

Summary of the Company’s Significant Accounting Policies:

Estimates

In preparing the financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. The most significant of such estimates is the Company’s accrued arbitration expenses (Note 13). Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of 90 days or less when acquired.

Receivables

Account receivables are recognized at net realizable value, and a reserve for uncollected receivables is established, based on the allowance method. An allowance for uncollected amounts will be established for all amounts over 120 days. Amounts receivable for more than 210 days that are

improbable of collection shall be written off against the established allowance. Items expected to be recovered may remain on books with the related allowance until recovered, at which time the allowance may be reversed if no longer required.

The company estimates expected credit losses over the life of the accounts receivable based on relevant information about past events, current conditions and reasonable and supportable forecasts and determined providing an allowance for uncollected amounts over 120 days is the best estimate of expected credit losses over these assets.

Furniture, Equipment, Leasehold Improvements, and Depreciation
Furniture and equipment are stated at cost, less accumulated depreciation that is computed utilizing the straight-line method over the estimated useful lives of the assets, which range between three and five years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is shorter. Gains or losses on dispositions are reflected in current operations. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred.

Receivable from Clearing Broker
The Company clears certain of its proprietary and customer transactions through Pershing LLC on a fully disclosed basis. The amount receivable from the clearing brokers relates to transactions as discussed in Note 7.

The Company evaluated the risk of credit losses and determined the expected loss estimate is zero based on historical experience and current conditions of the clearing broker.

Income Taxes
The Company uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

The Company accounts for uncertain tax positions in accordance with Financial Accounting Standard Board, Accounting Standard Codification Topic 740, *Income Taxes*. Accordingly, the Company may report a liability for unrecognized tax benefits which resulted from uncertain tax positions taken in a tax return, if any. Any associated interest and penalties will be recognized in income tax expense.

Revenue from Contracts with Customers
Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions
Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and the purchaser are identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with insurance companies to sell annuity products on their behalf and with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of annuities or funds to investors and as such this is fulfilled when the annuity is sold or on the securities trade date. Any fixed amounts are recognized on the trade date. Variable amounts are recognized usually monthly or quarterly as long as the investor remains with the annuity or fund for that period of time.

Asset Management
Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Principal Transactions
Proprietary securities transactions are recorded on the trade date as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. These securities mainly consist of mutual funds.

Other Income
Marketing support assistance income is received from annuity carriers on a monthly basis and are recognized based on agreements with each counterparty.

3. Liquidity and Capital

Management continuously monitors its liquidity and capital balance, and annually evaluates whether there is substantial doubt on the entity's ability to continue as a going concern.

For the December 31, 2021 evaluation, management has considered that the Company has incurred a net loss and has negative cash flows from operations for the years ended from December 31, 2013 to December 31, 2021. The Company's business purpose is to serve as an introducing broker dealer for customers of Santander Bank NA across 8 states, a wholly owned subsidiary of SHUSA.

The Company will continue as a going concern despite recurring losses which may impact SSLLC's capital, as SHUSA has committed to provide unconditional, continuous capital necessary for SSLLC

to maintain an adequate net capital position for a year from the date of the financial statements issuance. In 2021 the Company did not receive capital contributions from the parent company.

4. Cash and cash equivalents

Cash and cash equivalents at December 31, 2021 are as follows:

Bank balances	$	1,844,097
Cash on hand		200
Cash and cash equivalents in the statement of cash flows	$	1,844,297

5. Employee Advances

The Company no longer makes advances to registered representatives. All advances outstanding to registered representatives were forgiven by the Company and fully amortized in 2021. The amortization expense recorded during the year was $1,204,075. At December 31, 2021 there were no employee advances outstanding.

6. Furniture and Equipment

Furniture and equipment at December 31, 2021, are as follows:

	Useful Life in years		Cost
Furniture and equipment	3	$	66,032
Less: Accumulated depreciation			(58,455)
Furniture and equipment- net		$	7,577

The estimated useful lives of furniture and equipment are three years.

Depreciation expense and amortization expense recorded during the year ended December 31, 2021, amounted to approximately $3,085.

7. Receivable from Clearing Broker

Amounts receivable from and payable to the clearing broker at December 31, 2021 consists of the following:

Receivables		
Receivables from proprietary and customer transactions	$	62,554,288
Open transactions		26,530
Payables		
Open transactions		(26,191)
Net Receivables	$	62,554,627

Open transactions are amounts receivable and payable for security transactions that have not reached the contractual settlement dates. The net receivable is recorded in receivables from brokers and dealers.

8. Disaggregated Revenue from Contracts with Customers

Revenue from contracts with customers at December 31, 2021 consists of the following:

Revenue from contracts with customers	
Commissions	
Brokerage commissions	$ 1,411,634
Distribution fees	34,780,543
Total commissions revenue	36,192,177
Investment Advisory fees	24,123,513
Total revenue from contracts with customers	$ 60,315,690

9. Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. During 2021, SSLLC maintained a networking and referral agreement with Banco Santander International (BSI). As part of such agreement, SSLLC will provide broker/dealer services to customers referred by BSI. The agreement ends in June 2022 and requires monthly referral fee payments. Contingent referral payments will be paid on the basis of 50% of the net revenues resulting from BSI customer referrals and will be payable after allocation of operating expenses. Such agreement includes an indemnification clause where SSLLC will indemnify BSI in the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $125,100 for the year ended December 31, 2021 of which $10,075 remain payable as of December 31, 2021.

During 2021, SSLLC maintained a networking agreement for joint marketing and services with Santander Bank, N.A. (SBNA) to provide broker-dealer services in eight states of the United States of America. As part of such agreement, SBNA will provide office space and registered representative agents' compensation among other services. The agreement ends in April 2022 and requires monthly lease payments and reimbursement of compensation and costs associated with registered representatives. Payments to SBNA will be paid on the basis of 12.5% of gross revenues from commission and fees. Such agreement includes an indemnification clause where SSLLC will indemnify SBNA in the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $6,575,257 related to the payments and $32,563,226 to employee compensation and benefits, totaling $39,138,483 for the year ended December 31, 2021 of which $3,157,743 remain payable as of December 31, 2021.

During 2021, SSLLC maintained a services agreement with SBNA to provide HR services, information technology, legal, compliance and accounting among others. The agreement ends on September 1, 2022 and includes an indemnification clause where SSLLC will indemnify SBNA on the case of liability, loss damages, claims, cost, fines or expenses associated with SSLLC not complying with its duties. Expenses related to this agreement amounted to $12,041,836 recorded

in employee compensation and benefits and $1,210,075 recorded in professional services, totaling $13,251,910 for the year ended December 31, 2021 of which $1,205,109 remain payable as of December 31, 2021.

During 2021, SSLLC maintained an agreement with Santander Financial Services (SFS) to lease part of its office space. This agreement ends in August 2023 and requires SSLLC to pay fixed monthly fees of $1,162 plus operating expenses. Expense related to this agreement amounted to $21,144 for lease payments classified as occupancy and equipment for the year ended December 31, 2021 of which no payable exists as of December 31, 2021.

The Company has accounts payable balance of $1,985,633 due to affiliates for payments to service providers on behalf of SSLLC.

Also, the Company paid $1,800,612 to other affiliates for other operational and consulting services during the year ended December 31, 2021 of which $138,645 remain payable as of December 31, 2021. SSLLC maintained cash bank accounts of $334,485 with SBNA.

10. Income Taxes

The Company is subject to the provisions of the Puerto Rico Internal Revenue Code of 2011, as amended (the “Code”), which imposes a maximum statutory corporate tax rate of 37.5% on a corporation’s net taxable income.

The Company is subject to Puerto Rico regular tax or the alternative minimum tax (“AMT”), whichever is higher. The AMT is payable if it exceeds regular income tax. The excess of AMT over regular income tax paid in one year may be used to offset regular income tax in future years, subject to certain limitations.

The Company is also subject to federal income and state tax on its U.S. source income since it has operations in the United States mainland. However, the Company had a net taxable loss in U.S. federal and state source income during the period ended December 31, 2021.

The Company’s operating results are included in unitary state tax returns filed by the Parent Company. The provision for income tax is calculated on a modified separate return method basis. Under this method, the Company characterizes any net operating loss generated in the separate return method calculation as realized when those tax attributes are utilized in the consolidated U.S. unitary state tax returns filed by the Parent Company. The realization of net operating losses is recognized as an income tax benefit from the Parent. During 2021, the Company received $1,080,000 from SHUSA for SSLLC’s losses that were utilized in the unitary state tax returns.

The Company measured deferred tax assets and liabilities using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax assets or liabilities are expected to be settled or realized. At December 31, 2021, the Company has recognized a deferred tax asset and a valuation allowance amounting to $153,487,157 related to its operations as follows:

Deferred tax assets	
Net operating loss carry-forward from PR operations	$ 134,628,467
Net operating loss carry-forward from US operations	15,849,197
Accrued expenses and other	3,009,493
	153,487,157
Less: Valuation allowance	(153,487,157)
Total deferred income tax asset	$ -

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The lack of taxable income together with the uncertainties regarding future performance represents strong negative evidence within management's evaluation. After weighting of all positive and negative evidence, management concluded that it is more likely than not that the Company will not be able to realize any portion of the deferred tax asset and a full valuation allowance was established, consistent with the prior year.

At December 31, 2021, the Company did not have significant unrecognized tax benefits which, if recognized, would decrease the effective income tax rate in future periods. The amount of unrecognized tax benefits may increase or decrease in the future for various reasons, including adding amounts for current tax year positions, expiration of open income tax returns due to the statute of limitation, changes in management's judgment about the level of uncertainty, status of examinations, litigation, and legislative activity, and the addition or elimination of uncertain tax positions.

The Company filed income tax returns in Puerto Rico, the US federal jurisdiction and various US states and political subdivisions. At December 31, 2021, the years 2017 through 2021 remain subject to examinations by taxing authorities in Puerto Rico. At December 31, 2021, the years 2018 through 2021 remain subject to examination by the taxing authorities in the U.S. federal and state jurisdictions. The Company does not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months. The Company's parent filed a consolidated state income tax return in certain states in the United States. The intercompany settlement of taxes paid or received is based on a tax sharing agreement which allocate taxes to each entity.

11. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("the Rule") under the Securities and Exchange Act of 1934 and has elected to compute its net capital requirement in accordance with the alternative method of the Rule. Under the alternative method the Company is required to maintain at all times a net capital equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Rule. At December 31, 2021, the Company had net capital, as defined, of $45,981,437, which was $45,731,437 in excess of its required net capital of $250,000.

12. Clearance Agreements and Guarantees

Under the terms of the Agreements with Pershing LLC and National Financial Services LLC, the Clearing Brokers clear and execute the brokerage transactions on behalf of the Company and its customers on a fully disclosed basis. The Company has agreed to maintain deposits of $100,000 and $250,000 and to indemnify Pershing and NFS for losses that it may sustain from the Company's customers. During 2021, there were no obligations to the Clearing Brokers under this provision of the Agreement.

The Clearing Brokers have the right to charge the Company for losses that result from a counterparty's, introduced by the Company, failure to fulfill its contractual obligations which default could have material effect on our business, financial condition, and operating results. The maximum potential amount of future payments that the Company could be required to make under this guarantee cannot be estimated. However, the Company believes that it is unlikely it will have material payments under this arrangement and has not recorded any contingent liability to the financial statements for these indemnifications. During 2021, the Company did not pay any amounts related to these guarantees.

13. Contingencies

The Company's ordinary course of business subjects it to claims, lawsuits, regulatory examinations, and other proceedings. The volatility in prices and declines in value of Puerto Rico municipal bonds and closed-end investment companies (that invest primarily in Puerto Rico municipal bonds) since August 2013 have led to regulatory inquiries, customer complaints and arbitrations for most broker-dealers in Puerto Rico, including the Company.

The Company has outstanding customer complaints and is named as a respondent (among other broker-dealers) in 9 pending customer arbitration claims at December 31, 2021. The Company has recognized an accrual amounting to $8,025,314 related to probable losses as a result of unfavorable outcomes regarding asserted arbitration proceedings.

SSLLC received a large volume of claims for many years related to customers who invested in Puerto Rican government bonds and closed-end funds, exacerbated by various events including government bankruptcy proceedings and natural disasters. Since the perceived statute of limitations in Q3 2019, which opposing counsel leveraged within their marketing, a significant drop off in claims has occurred. In 2021, just three claims were received.

The Company has determined that an unfavorable outcome is reasonably possible for potential future claims, however the amount of the possible loss cannot be reasonably estimated due to uncertainty on the number of additional claims, the probability of unfavorable outcome, and the passage of time since the decline in the Puerto Rico market.

An adverse result in the matters described above or a significant increase in customer complaints could have a material and adverse effect on the Company.

On October 12, 2017, a putative class action was filed in Federal District Court of the District of Puerto Rico against SSLLC asserting federal securities and common law claims and allegations related to the sale and purchase of certain Puerto Rico municipal bonds and closed-end funds. (This action was amended on November 6, 2017 to add defendants Banco Santander S.A., Santander BanCorp, Banco Santander Puerto Rico, and Santander Holdings USA.) This action is at the

appellate stage in litigation and oral argument was held in October 2021. Management does not expect at this time that the ultimate outcome will have a material adverse effect on SSLLC's financial position or result in a material adverse change in net assets.

In April 2020, SSLLC was added as a defendant to an ERISA putative class action pending in the United States District Court for the District of Puerto Rico. The complaint alleges SSLLC served as an investment manager to the pension plan. In November 2021, the court denied each of the defendants' motions to dismiss and this action is in the early stages of discovery.

In connection with the PROMESA Title III bankruptcy proceedings for the Commonwealth of Puerto Rico, SSLLC has been named in an Adversary Proceeding filed in May 2019 against banks, underwriters and others for allegedly aiding and abetting breaches of fiduciary duty by the Government Development Bank for Puerto Rico. This action is currently stayed as part of the bankruptcy proceedings.

SSLLC and other underwriters have been named in three actions brought by bond insurers related to municipal bonds insured by plaintiffs. The bond insurer litigation is at the appellate stage and the plaintiff bond insurers are challenging the dismissal of the three actions.

Further, the Company estimates the aggregate range of reasonably possible losses for legal and regulatory proceedings in excess of reserves of up to $1 million as of December 31, 2021.

14. Commitments

During 2021, the Company leased office space under an operating lease agreement which expires in August 2023. Rent expense charged to operations related to this lease amounted to $13,944 in 2021. The Company is reasonably certain that early termination will be exercised on December 31, 2022. The future minimum lease payments at December 31, 2021 under the non-cancellable lease period of the operating lease is $14,204 for the year ended December 31, 2022.

The lease can be terminated without penalties by lessee and lessor at any time without permission from the other party. Therefore, the Company determined the lease meets the criteria for non-enforceable lease and elected to apply the exemption of lease measurement and recognition.

15. Employee Benefit Plan

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "Plan"), which became effective on January 1, 1997. The Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company made contributions to the Plan in 2021 of $20,411. The Company's contribution becomes 100% vested once the employee attains five years of service.

The Company has a deferred arrangement profit-sharing 1165(e) plan (the "US-Plan"), which became effective during September 2012. The US-Plan provides for Company contributions based on compensation of eligible employees, as defined. The Company did not make contributions to the US-Plan in 2021. The Company's contribution becomes 100% vested once the employee attains one year of service.

16. Subsequent Events

The Company's management evaluated all events subsequent to the statement of financial condition date of December 31, 2021 through February 23, 2022, the date the financial statements were issued. Management has determined that there were no events, except as noted in Note 1, in this period that required disclosure in or an adjustment to the accompanying financial statements.